02014557

P.E. 2/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of FEBRUARY, 2002.

TRIANT TECHNOLOGIES INC.
(Translation of Registrant's Name Into English)

20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, CANADA V9S 5T7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANT TECHNOLOGIES INC.
(Registrant)

Date: February 8, 2002

By "Mark A. Stephens"
(Signature)

Name: MARK A. STEPHENS

Title: Chief Financial Officer and Corporate Secretary

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Triant Technologies Inc.	01/09/30	01/10/18

ISSUER ADDRESS
20 Townsite Road, 2nd Floor

CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Nanaimo, BC V9S 5T7	(250)754-2388	(250)754-4223

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mark Stephens	Chief Financial Officer	(250)754-4223

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mail@triant.com	www.triant.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
(signed) Robert Heath	Robert Heath	01/10/30
(signed) David L. Baird	David L. Baird	01/10/30

TRIANT TECHNOLOGIES INC.

Schedule A
Financial Statements
For the nine months ended September 30, 2001

See attached consolidated financial statements

TRIANT TECHNOLOGIES INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	September 30, 2001	December 31, 2000
ASSETS		
CURRENT		
Cash and cash equivalents	$ 16,378,223	$ 20,743,115
Short-term investments	2,144,700	-
Accounts receivable	400,123	441,832
Prepaid expenses and deposits	35,323	4,615
	18,958,369	21,189,562
CAPITAL ASSETS	350,308	686,984
	$ 19,308,677	$ 21,876,546
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 1,500,689	$ 903,755
Deferred revenue	31,040	584,718
	1,531,729	1,488,473
COMMITMENTS (Note 4)		
SHAREHOLDERS' EQUITY		
Share capital	36,341,337	36,267,337
Deficit	(18,564,389)	(15,879,264)
	17,776,948	20,388,073
	$ 19,308,677	$ 21,876,546

See accompanying Notes to the Interim Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2001	2000	2001	2000
REVENUE	$ 840,739	$ 425,935	$ 3,520,807	$ 1,108,087
COST OF REVENUE	341,828	191,194	1,291,904	371,162
GROSS MARGIN	498,911	234,741	2,228,903	736,925
EXPENSES				
Interest on convertible debentures	-	-	-	34,418
Research and development	1,875,030	371,401	3,412,306	942,914
Selling, general and administrative	938,930	556,342	2,324,694	1,330,429
	2,813,960	927,743	5,737,000	2,307,761
LOSS FROM OPERATIONS	(2,315,049)	(693,002)	(3,508,097)	(1,570,836)
INTEREST AND OTHER INCOME	339,323	270,135	822,972	358,972
NET LOSS FOR THE PERIOD	(1,975,726)	(422,867)	(2,685,125)	(1,211,864)
DEFICIT, BEGINNING OF PERIOD	(16,588,663)	(14,672,323)	(15,879,264)	(13,883,326)
DEFICIT, END OF PERIOD	$ (18,564,389)	$ (15,095,190)	$ (18,564,389)	$ (15,095,190)
Loss per share	$ (0.05)	$ (0.01)	$ (0.06)	$ (0.05)
Weighted average number of common shares outstanding	41,567,175	29,874,674	41,510,123	26,845,820

See accompanying Notes to the Interim Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended September 30, 2001	Three months ended September 30, 2000	Nine months ended September 30, 2001	Nine months ended September 30, 2000
OPERATING ACTIVITIES				
Net loss for the period	$ (1,975,726)	$ (422,867)	$ (2,685,125)	$ (1,211,864)
Items not requiring cash				
Amortization	377,892	12,300	501,049	36,900
Accretion of liability component of convertible debentures	-	-	-	17,560
	(1,597,834)	(410,567)	(2,184,076)	(1,157,404)
Changes in operating assets and liabilities (Note 3)	233,038	(231,021)	54,257	(527,989)
	(1,364,796)	(641,588)	(2,129,819)	(1,685,393)
FINANCING ACTIVITIES				
Share capital, net of issue costs	-	1,234,175	74,000	6,148,524
Special warrants, net of issue costs	-	(25,442)	-	13,874,558
	-	1,208,733	74,000	20,023,082
INVESTING ACTIVITIES				
Capital assets	(39,022)	(55,487)	(164,373)	(121,958)
Short-term investments	(33,477)	-	(2,144,700)	-
	(72,499)	(55,487)	(2,309,073)	(121,958)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(1,437,295)	511,658	(4,364,892)	18,215,731
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	17,815,518	19,780,949	20,743,115	2,076,876
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 16,378,223	$ 20,292,607	$ 16,378,223	$ 20,292,607
Cash and cash equivalents represented by:				
Cash	$ 1,088,123	$ 13,216,235	$ 1,088,123	$ 13,216,235
Cash equivalents	15,290,100	-	15,290,100	-
Cash held in escrow	-	7,076,372	-	7,076,372
	$ 16,378,223	$ 20,292,607	$ 16,378,223	$ 20,292,607
Supplemental Cash Flows Disclosure:				
Interest paid on convertible debentures	$ -	$ -	$ -	$ 46,796
Supplemental Non-Cash Financing Disclosure:				
Common shares issued on conversion of debentures	$ -	$ -	$ -	$ 950,289

See accompanying Notes to the Interim Consolidated Financial Statements.

(Expressed in Canadian dollars)

1. BASIS OF PRESENTATION

The accompanying unaudited financial statements do not include all information and footnote disclosures required under Canadian generally accepted accounting principles. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at September 30, 2001, and for all periods presented, have been included.

The unaudited balance sheet, statements of operations and deficit and statements of cash flows have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These interim financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2000. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report for the fiscal year ended December 31, 2000.

2. SHARE CAPITAL

As at October 18, 2001, there were 41,567,175 common shares issued and outstanding. As at October 18, 2001, there were 3,524,250 options issued and outstanding at exercise prices ranging from $0.55 to $2.15 with remaining contractual lives ranging from 0.7 years to 4.7 years. In addition, as at October 18, 2001, there were 468,750 compensation warrants entitling the holders to acquire 468,750 common shares at a price of $1.60 per share with an expiry date of December 28, 2001.

3. CHANGES IN OPERATING ASSETS AND LIABILITIES

The effect on cash flows from changes in operating assets and liabilities is as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2001	2000	2001	2000
Accounts receivable	$ (172,441)	$ (158,449)	$ 41,709	$ (548,919)
Prepaid expenses and deposits	37,105	21,198	(30,708)	(10,556)
Accounts payable and accrued liabilities	646,335	(103,215)	596,934	37,751
Deferred revenue	(277,961)	9,445	(553,678)	(6,265)
	$ 233,038	$ (231,021)	$ 54,257	$ (527,989)

(Expressed in Canadian dollars)

4. COMMITMENTS

At September 30, 2001, aggregate minimum future lease payments under operating leases and payments under contract software development services for the years ended December 31 are as follows:

2001	$ 364,000
2002	57,000

5. SEGMENTED AND OTHER INFORMATION

The Company operates in one segment for developing, marketing and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

Information related to geographic areas is as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2001	2000	2001	2000
Revenue				
Asia	$ 329,011	$ -	$ 2,100,083	$ 103,462
Europe	303,744	286,003	931,302	641,598
United States	207,984	139,932	489,422	363,027
	$ 840,739	$ 425,935	$ 3,520,807	$ 1,108,087

The Company attributes revenue among geographical areas based on the location of its customers. Long-lived assets consist of capital assets, substantially all of which are located in Canada.

(Expressed in Canadian dollars)

5. SEGMENTED AND OTHER INFORMATION (Continued)

Information related to revenue and cost of revenue for products and services is as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2001	2000	2001	2000
Revenue				
Products	$ 840,739	$ 425,935	$ 3,436,011	$ 1,100,591
Services	-	-	84,796	7,496
	$ 840,739	$ 425,935	$ 3,520,807	$ 1,108,087
Cost of revenue				
Products	$ 341,828	$ 191,194	$ 1,257,986	$ 368,310
Services	-	-	33,918	2,852
	$ 341,828	$ 191,194	$ 1,291,904	$ 371,162

TRIANT TECHNOLOGIES INC.

Schedule B
Supplementary Information
For the nine months ended September 30, 2001

B.1 *Analysis of expenses*

Cost of revenue	
Materials and other costs	$ 1,227,400
Salaries and benefits	64,504
	$ 1,291,904
Research and development	
Contract software development services	$ 886,071
Facilities and other costs	1,000,856
Salaries and benefits	1,525,379
	$ 3,412,306
Selling, general and administrative	
Communications, tradeshows and travel	$ 734,356
Facilities and other costs	347,912
Salaries and benefits	1,242,426
	$ 2,324,694

B.2 *Related party transactions* $ Nil

B.3 *Summary of securities issued and options granted during the period*

(a) *Summary of securities issued during the period*

Date of Issue	Type of Security	Type of Issue	Number Issued	Issue Price	Total Proceeds	Type of Consideration	Commission Paid
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(b) *Options granted during the period*

Date of Grant	Number Issued	Name of Optionee		Exercise Price	Expiry Date
N/A	N/A	N/A	N/A	N/A	N/A

B.4 Summary of securities as at the end of the reporting period on October 18, 2001

(a) Authorized share capital

100,000,000 preferred shares without par value
100,000,000 common shares without par value

(b) Issued and outstanding share capital

(i) Preferred shares issued and outstanding

	Number Issued	Recorded Value
Balance at December 31, 2000, September 30 and October 18, 2001	Nil	N/A

(ii) Common shares issued and outstanding

	Number Issued	Recorded Value
Balance at December 31, 2000 and March 31, 2001	41,442,175	$ 36,267,337
Issued for cash — Share Incentive Plan, options	110,000	$ 60,500
Issued for cash — Share purchase warrants	15,000	$ 13,500
Balance at June 30, September 30 and October 18, 2001	41,567,175	$ 36,341,337

(c) Options and warrants outstanding as at October 18, 2001

Security	Number of Shares	Exercise Price	Expiry Date
Options	30,000	$0.55	Jun 27, 2002
	178,000	$0.55	Feb 18, 2003
	125,000	$0.55	Jul 06, 2003
	105,000	$0.55	Aug 24, 2003
	726,250	$0.82	Jun 30, 2004
	205,000	$1.36	Dec 31, 2004
	65,000	$1.40	Dec 31, 2004
	122,500	$2.15	Jun 30, 2005
	1,237,500	$1.00	Dec 31, 2005
	730,000	$1.00	Jun 30, 2006
	3,524,250		
Compensation warrants	468,750	$1.60	Dec 28, 2001

B.4 Summary of securities as at the end of the reporting period on October 18, 2001 (continued)

(d) Number of shares in each class of shares subject to escrow or pooling arrangements

(i) Employee Share Ownership Plan (ESOP)

As at September 30 and October 18, 2001, a total of 60,405 common shares issued pursuant to the Company's Employee Share Ownership Plan (ESOP) during the years ended December 31, 1999 and 1998 were held in escrow, of which 18,405 shares are scheduled for release on January 29, 2002 and 42,000 shares on February 1, 2002.

(ii) Acquisition of technology

Effective on October 6, 2000, the Company completed the acquisition of certain technology in exchange for 300,000 common shares of the Company having a fair value of $450,000. Of these 300,000 shares, 75,000 shares were released from escrow on October 6, 2001 and the remaining 225,000 shares are being held in escrow and will be released in three stages of 75,000 shares on each of January 6, 2002, April 6, 2002 and July 6, 2002, respectively. The Company also agreed to pay additional compensation to the vendors of 5%, 3% and 2% of the revenue recognized from the related intellectual property in each of the first, second and third years, respectively, following the completion of this acquisition on October 6, 2000.

B.5 List of Directors as at October 18, 2001

Robert Heath, *Chairman & Chief Executive Officer*

Paul O'Sullivan, *President & Chief Operating Officer*

David Baird (1) (2)

Robert Chamberlain (1) (2)

Frank Judge (2)

Brian Piccioni (1)

(1) Member of Audit Committee

(2) Member of Corporate Governance Committee

Schedule C

Management Discussion and Analysis

For the nine months ended September 30, 2001

CORPORATE PROFILE

Triant Technologies Inc. (CDNX:TNT; OTCBB:TNTTF) is a leader in equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant's primary focus is the semiconductor industry where it provides innovative software solutions that help its customers improve their productivity and lower their manufacturing costs. Triant is also pursuing opportunities for its technology in other markets.

To address the large market opportunity in the semiconductor industry, Triant has developed *ModelWare*®, an equipment health monitoring and advanced fault detection software solution. Leading companies, including AMD, Motorola and Samsung, are using *ModelWare* to improve their competitive advantage in manufacturing silicon chips.

Triant's core technology is *UPM*™ (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process turning raw data into useful information. *UPM*, the heart of *ModelWare*, is key to Triant's strategy of developing new products and services around its core technology for the semiconductor industry as well as other markets.

Triant also provides legacy products and services for other industries. More information about Triant is available via the Internet at *www.triant.com*.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

The financial results for the nine months ended September 30, 2001 (expressed in Canadian dollars) reflect the continued commercialization efforts for *ModelWare*, completion of the $600,000 follow-on purchase order that was announced in December 2000 to supply 12 Vehicle Health Monitors (*VHM*™) to the Docklands Light Rail in London, England and new initiatives to diversify into other vertical markets, including the area of human factors, for its core technology and intellectual property.

Revenue for the nine months ended September 30, 2001 increased to $3,520,807 compared to $1,108,087 for the nine months ended September 30, 2000. This 218% increase in revenue was mainly attributable to wider deployment of *ModelWare* within existing customers and new deployments with new customers. During the nine months ended September 30, 2001, the Company received $2.0 million in new orders and entered the fourth quarter of 2001 with a backlog of $0.4 million.

Cost of revenue for the nine months ended September 30, 2001 was $1,291,904 compared to $371,162 for the nine months ended September 30, 2000. Gross margin and gross margin percentage for the nine months ended September 30, 2001 were $2,228,903 and 63%, respectively, compared to $736,925 and 67%, respectively, for the nine months ended September 30, 2000. The decreased gross margin percentage was mainly attributable to higher distribution channel costs and contract costs for the primarily hardware-based *VHM* legacy product under the Docklands Light Rail purchase order. The Company incurred variable costs related to revenue earned from the sales, installation, and support of software licenses and related services, as well as legacy products and services.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (CONTINUED)

Expenses for the nine months ended September 30, 2001 were $5,737,000 compared to $2,307,761 for the nine months ended September 30, 2000. This 149% increase in expenses was mainly attributable to increased research and development expenses and selling, general and administrative expenses, primarily for outsourcing of certain contract software development services and expansion in technical development, technical operations, sales and marketing, and new business development staff to provide additional resources for current and anticipated growth in business opportunities in the semiconductor and other industries. This included new initiatives to diversify into other markets, including the area of human factors.

Interest and other income for the nine months ended September 30, 2001 was $822,972 compared to $358,972 for the nine months ended September 30, 2000. This increase in interest and other income was mainly attributable to interest earned on significantly higher cash and cash equivalents balances during the period.

Net loss for the nine months ended September 30, 2001 was $2,685,125, or a loss per share of $0.06, compared to a net loss of $1,211,864, or a loss per share of $0.05, for the nine months ended September 30, 2000. The wider net loss reflects the Company's continued investment in aggressively increasing product development and marketing efforts in order to accelerate its product and market development plans, as well as the impact of the global economic slowdown.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2001, cash and cash equivalents and short-term investments were $18,522,923 compared to $20,743,115 at December 31, 2000; working capital was $17,426,640 compared to $19,701,089 at December 31, 2000; assets were $19,308,677 compared to $21,876,546 at December 31, 2000; and shareholders' equity was $17,776,948 compared to $20,388,073 at December 31, 2000.

During the nine months ended September 30, 2001, the Company had a net decrease in cash and cash equivalents and short-term investments of $2,220,192 compared to a net increase of $18,215,731 for the nine months ended September 30, 2000. During the nine months ended September 30, 2001, cash from financing activities of $74,000 for stock option and share purchase warrant exercises was less than cash used in operating activities of $2,129,819 and cash used in investing activities of $164,373 for capital assets.

The Company intends to use its existing cash resources to fund research and development of existing and new technologies; to fund new business development programs, including sales and marketing of existing products; and for general corporate purposes, including possible future acquisitions and investments.

The Company believes that its existing cash resources are sufficient to fund expected capital requirements and operating losses. While management anticipates continued growth in revenue from its products and services, there is no assurance that the Company will earn sufficient revenue to maintain future operations and fund the growth of the Company. Consequently, the Company may need to raise additional funds through financings in the future in order to take advantage of any growth opportunities, which may require a more rapid expansion, or acquisitions of complementary businesses or technologies, the formation of new alliances, the development of new products, and other responses to competitive pressures. There can be no assurance that additional financing will be available in the future, if at all, on terms favourable to the Company. If such funds are unavailable or are not available on acceptable terms, the Company may be unable to maintain its future operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

QUARTERLY BUSINESS UPDATE AND STRATEGIC OVERVIEW

Commenting on the financial results for the nine months ended September 30, 2001, Robert Heath, Chairman and Chief Executive Officer, stated: "We continue to make progress towards our corporate and operational goals, including more than doubling revenue for 2001 over 2000 and investing in product and market development. Our $3.5 million in revenue and $2.0 million in new orders are the result of our strategy to leverage our global distribution channels and strategic alliances.

"Our strategic focus is to secure the market leadership position with "best-of-breed" solutions for our customers in equipment health monitoring, advanced fault detection and sophisticated data analysis technology. This will assist us in further penetrating our existing customer base and developing new customer relationships in the semiconductor equipment arena and other vertical markets where we believe large opportunities exist.

"We plan to achieve this goal through a business model centered on our core technology and intellectual property, using a combination of product sales, original equipment manufacture (OEM) licensing, value-added consulting, and web-based delivery of data analysis and reporting services. We will continue to use our financial strength to execute on our strategic plan.

"Our outlook remains positive, supported by our accomplishments during the first three quarters of 2001, despite the downturn that the semiconductor industry is experiencing. Sales of an emerging technology typically fluctuate during the course of the year as a result of customer demand, implementation schedules and industry cycles, therefore, we continue to believe our full-year results should give the best indication of our tangible progress."

This management discussion and analysis contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made, and the Company assumes no obligation to update forward-looking statements should circumstances in management's expectations or opinions change.

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC, Canada
V9S 5T7

Tel: 250.754.4223
Fax: 250.754.2388
Toll Free: 800.663.8611

E-mail: mail@triant.com
Web site: www.triant.com

Printed in Canada

P.E. 1/31/02

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UNITED STATES
[redacted]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02014509

January 10th, 2002
News Release

Form 6-K

RECD ... 2 2002

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

ID Biomedical Corporation
(Translation of registrant's name into English)

1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation
(Registrant)

Date January 15, 2002

By [signature]
(Signature)*
Deborah Bowers
Corporate Secretary

*Print the name and title of the signing officer under his signature.

PROCESSED
FEB 22 2002
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of From 6-K.

This form shall be used by foreign issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not previously furnished, such issuer (i) is required to make public in the country of its domicile or in which it is incorporated or organized pursuant to the law of that country, or (ii) filed with a foreign stock exchange in which its securities are traded and which was made public by that exchange, or (iii) distributed to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is significant with respect to the issuer and its subsidiaries concerning: changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accounts; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

ID BIOMEDICAL

1510-800 West Pender
Vancouver, British Columbia
CANADA, V6C 2V6

NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts: ID Biomedical Corporation
Dean Linden
Manager, Corporate Communications
(604) 431-9314
www.idbiomedical.com

Magnus & Co.
Jo Foster
Media Relations
(626) 294-1030

For Immediate Release

ID BIOMEDICAL LICENSES CYCLING PROBE™ TECHNOLOGY TO TAKARA BIOMEDICAL GROUP

Vancouver, BC – January 10, 2002 - ID Biomedical Corporation (NASDAQ: IDBE) announced today that it signed an agreement with Takara Biomedical Group, a wholly owned subsidiary of Takara Shuzo Company Ltd., granting Takara a worldwide non-exclusive license to ID Biomedical's genomics platform, Cycling Probe™ Technology. The financial terms of the license agreement include royalties on product sales and other payments. ID Biomedical said it expects to book US $2.5 million in revenues related to the Takara agreement in the first quarter of 2002. No additional details of the agreement were made available.

Takara Biomedical is one of the largest and most successful biotechnology companies in Japan. Takara has developed several fundamental DNA-related technologies, some of which have the potential to compete with the industry standard nucleic acid amplification technology, Polymerase Chain Reaction (PCR). In addition to its own products, Takara also has marketing agreements to sell products in Japan for other companies, such as DNA arrayers and scanners from Affymetrix and gene detection systems from Cepheid.

Anthony Holler, M.D., Chief Executive Officer of ID Biomedical said, "This is another example of our ongoing effort to widely license Cycling Probe™ Technology within the diagnostic and genomics industries. In this case, we are very pleased to be associated with Takara Biomedical Group, one of Japan's most successful biotechnology companies.

In particular, we believe Takara's isothermal amplification technology known as ICAN™, has great potential in a variety of applications."

About Takara Biomedical Group

Takara Biomedical Group, a division of Takara Shuzo (Kyoto, Japan), has extensive experience in Asia and world wide as a premier provider of biomedical research products. It's market share in reagents for molecular biology in Japan is over 50% with wide range of products such as PCR and related enzymes and kits, restriction endonucleases, and modifying enzymes. Takara together with its subsidiary Dragon Genomics Co. is also rapidly expanding its business into genomics, microarrays, and gene therapy.

About ID Biomedical

ID Biomedical Corporation is a North American based biotechnology company focused on the development of proprietary subunit vaccine products including those based on its platform intranasal adjuvant /delivery technology, Proteosomes™. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe™ Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are StreptAvax™, a vaccine for the prevention of diseases caused by group A streptococcus and FluINsure™, an intranasally administered vaccine for the prevention of influenza (flu). Additionally, the Company has a number of vaccines in pre-clinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further product and technology development. Several companies have obtained rights to ID Biomedical's substantial patent portfolio.

The foregoing information contains so-called forward-looking statements. These include statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which it indicates by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes" and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the ability to successfully complete preclinical and clinical development of its products; ii) the ability to obtain and enforce timely patent and intellectual property protection for its technology and products; iii) the ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property; iv) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; v) the ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; vi) market acceptance of its technology and product; and (vii) the competitive environment and impact of technological change. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

Anthony F. Holler,
CEO, ID Biomedical Corporation